

December 29, 2014

Via E-mail
Richard D. Levy
Executive Vice President and Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163

> **Re: Wells Fargo & Company**
> **Form 10-Q for Fiscal Period Ended September 30, 2014**
> **Filed November 5, 2014**
> **File No. 1-02979**

Dear Mr. Levy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Period Ended September 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations (Financial Review), page 2

1.   In your quarterly report, as well as in your annual reports and in earnings calls, you discuss the fact that your cross-sell program is a key element that management believes will help Wells Fargo meet its strategic goals. Please provide us with an explanation of the methodology you use to calculate the products per household and products per customer metrics, as discussed on page 3, and on pages 44 and 45 of your 2013 Annual Report. Also, please tell us to what extent your methodology for calculating the metric has changed over the last five years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel